NOTE EXTENSION:

JIM D. TILTON, JR. hereby agrees to extend SEA TIGER, INC. 8% Convertible Debenture Due September 30, 2010 (1JT) in the amount of $15,000 until September 30. 2011.

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JIM D. TILTON, JR.

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SEA TIGER, INC.   , Pres, CEO

            Jim D. Tilton, Jr., Pres / CEO